SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              --------------------

                                  FORM 11-K

                              --------------------

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[ X ]  ANNUAL  REPORT   PURSUANT  TO  SECTION  15(D)  OF  THE  SECURITIES
       EXCHANGE ACT OF 1934  [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

                                       OR

[   ]  TRANSITION  REPORT  PURSUANT  TO SECTION  15(D) OF THE  SECURITIES
       EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

For the transition period from .................... to ....................

                      Commission file number: (1-13888)

          ---------------------------------------------------------

                           UCAR CARBON SAVINGS PLAN
                           (Full title of the plan)
          ---------------------------------------------------------





                           UCAR INTERNATIONAL INC.
                           -----------------------
         (Name of issuer of the securities held pursuant to the plan)


            3102 WEST END AVENUE, SUITE 1100, NASHVILLE, TN 37203
            -----------------------------------------------------
                   (Address of principal executive office)

                              TABLE OF CONTENTS



FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
      as of December 31, 1998 and 1997...............................   Page 3

   Statement of Changes in Net Assets Available for Plan Benefits
      for the Year Ended December 31, 1998...........................   Page 4

   Notes to Financial Statements.....................................   Page 5


SUPPLEMENTAL SCHEDULES:

   Schedule I: Line 27a - Schedule of Assets Held for Investment Purposes
      Page 14

   Schedule II: Line 27d - Schedule of Reportable Transactions.......   Page 15


INDEPENDENT AUDITORS' REPORT.........................................   Page 16

INDEPENDENT AUDITORS' CONSENT........................................   Page 17

                           UCAR CARBON SAVINGS PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          DECEMBER 31, 1998 AND 1997


                                                          1998         1997
                                                          ----         ----
ASSETS:
Investments, at fair value
   Registered investment companies:
     Vanguard Windsor II Fund....................... $ 21,211,071  $ 21,175,061
     Vanguard 500 Index Fund........................   16,202,910    12,004,011
     Vanguard Retirement Savings Trust (UCAR
        Stable Value Fund)..........................   14,674,700     6,509,670
     Vanguard LifeStrategy Conservative Growth Fund.    4,950,827     4,400,488
     Vanguard PRIMECAP Fund.........................    2,945,778            --
     Vanguard LifeStrategy Moderate Growth Fund.....    2,440,818            --
     Vanguard LifeStrategy Growth Fund..............    1,328,690            --
     Vanguard International Growth Fund.............    1,073,353            --
     Vanguard LifeStrategy Income Fund..............    1,057,725            --
     UAM ICM Small Company Portfolio................    1,081,300            --
                                                     ------------  ------------
                                                       66,967,172    44,089,230

   UCAR International Inc. Common Stock Fund........    6,419,372    10,469,096
   UCAR International Inc. Discounted Common
      Stock Fund....................................    1,156,207     1,507,521
   Union Carbide Corp. Common Stock Fund............    3,203,320     3,701,114
   Praxair Inc. Common Stock Fund...................    2,821,090     4,118,112
   Participant loans receivable.....................    3,372,564     4,149,523
                                                     ------------  ------------
                                                       83,939,725    68,034,596

Investments, at contract value
   Contracts with insurance companies (UCAR
      Stable Value Fund)............................   32,680,772    42,236,905
                                                     ------------  ------------
        Total investments...........................  116,620,497   110,271,501

Investment income receivable........................           --        48,917
Cash and cash equivalents...........................           --       292,531
                                                     ------------  ------------

        Total assets................................  116,620,497   110,612,949

LIABILITIES:
Other liabilities...................................           --            --
                                                     ------------  ------------

        Net assets available for plan benefits...... $116,620,497  $110,612,949
                                                     ============  ============


                   SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                           UCAR CARBON SAVINGS PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                         YEAR ENDED DECEMBER 31, 1998



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions:
      Employer...................................................  $  2,129,748
      Participants...............................................     6,150,538
                                                                   ------------

         Total contributions.....................................     8,280,286
                                                                   ------------

   Investment income:
      Interest and dividend income, investments..................     3,174,458
      Interest income, participant loans.........................       307,925
      Net appreciation in fair value of investments..............       537,988
                                                                   ------------

         Total investment income.................................     4,020,371
                                                                   ------------

   Transfers from other plans....................................         5,352
                                                                   ------------

         Total additions.........................................    12,306,009
                                                                   ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants.................................     6,296,378
   Other deductions..............................................         2,083
                                                                   ------------

         Total deductions........................................     6,298,461
                                                                   ------------

         Net additions for the year..............................     6,007,548

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year.............................................   110,612,949
                                                                   ------------

   End of year...................................................  $116,620,497
                                                                   ============



               SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                        NOTES TO FINANCIAL STATEMENTS


(1)  DESCRIPTION OF THE PLAN

     The following brief description of the UCAR Carbon Savings Plan (herein referred to as the "Plan") is provided for general information only. Participants should refer to the plan document for more complete information.

     GENERAL

     The Plan is a defined contribution plan consisting of several separate investment funds as described below.

     ADMINISTRATION

     The Plan is administered by the Savings Plan Administrative Committee.

     PARTICIPATION

     The Plan is available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the "Company").

     CONTRIBUTIONS

     Participating employees can contribute 1% to 7.5% of their compensation into the Plan as basic contributions. An additional 0.5% to 10% of employee compensation may be contributed as supplemental contributions. Employee contributions are subject to applicable Internal Revenue Code limitations.

     The Company contributes on behalf of each participating employee an amount equal to 50% of the employee's basic contributions. Prior to 1998, the Company contributed on behalf of each participant an amount equal to 30% of the employee's basic contributions.

     VESTING AND DISTRIBUTIONS

     Participants are immediately vested in 100% of their account balance (including employer contributions plus actual earnings thereon).

     Withdrawals from the 401(k) plans can be made for financial hardship, after age 59 1/2, retirement or other termination of employment or may be deferred under the terms of the Plan. Other savings plan withdrawals are subject to conditions stated in the Plan.

     PARTICIPANT ACCOUNTS

     Participants' accounts are credited with participant contributions, contributions from the Company and an allocation of investment income from the Plan. The allocations of investment income are based upon participants' account balances.

     PARTICIPANT LOANS

     The Plan permits participants to borrow money from their accounts. A minimum account balance of $2,000 is required to qualify for a loan. The minimum loan is $ 1,000 and the maximum loan is 50% of a participants' account balance up to a maximum loan of $50,000. Participants are required to repay the loan plus a fixed interest rate based on current lending rates. Interest is added to the participant's account.

     TRUSTEE AND RECORDKEEPER

     Effective December 31, 1997, the Plan changed its trustee from State Street Bank and Trust Company to Vanguard Fiduciary Trust Company and its recordkeeper from William M. Mercer Inc. to The Vanguard Group. In conjunction with the change, participant assets were transferred and automatically invested in some of the Plan's new investment options. The new investment options are discussed below under Investment Options.

     INVESTMENT OPTIONS

     During the plan year ending December 31, 1998, participants were able to allocate their basic and supplemental contributions in one percentage point increments in any or all of the following investment options:

         VANGUARD WINDSOR II FUND: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

         VANGUARD 500 INDEX FUND: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

         VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

         VANGUARD PRIMECAP FUND: Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

         VANGUARD LIFESTRATEGY MODERATE GROWTH FUND: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

         VANGUARD LIFESTRATEGY GROWTH FUND: Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

         VANGUARD INTERNATIONAL GROWTH FUND: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

         VANGUARD LIFESTRATEGY INCOME FUND: Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments.

         UAM ICM SMALL COMPANY PORTFOLIO: Seeks long-term total return, consistent with reasonable risk. The fund invests at least 80% of assets in common stocks of companies with market capitalizations between $50 million and $700 million.

         UCAR INTERNATIONAL INC. COMMON STOCK FUND and UCAR INTERNATIONAL INC. DISCOUNTED COMMON STOCK FUND: Seek to provide the potential for long-term growth through increases in the value of the common stock of UCAR International Inc. (herein referred to as "UCAR Stock"). The UCAR Discounted Stock Fund purchases UCAR Stock at 90% of the market price. Because the stock is discounted, certain restrictions apply. The restrictions include the following:

           .   Only  employee   contributions  and  the  Company's   matching
               contribution may be used to invest in this fund,
           . Any units purchased must remain in the fund for at least twelve months,
           . Supplemental deposits or loan repayments may not be invested in this fund.

         UCAR Stock is publicly traded on the New York Stock Exchange and had a closing price of $17 13/16 per share at December 31, 1998. At June 18, 1999, the closing price of UCAR Stock was $24 9/16.

         UCAR STABLE VALUE FUND: Seeks to provide a high level of income and a stable unit value of $1 in most cases. This fund invests in fixed income contracts with highly rated insurance companies. As these contracts expire and as new money is invested, the money is invested in the Vanguard Retirement Savings Trust. This Trust invests primarily in investment contracts issued and backed by financial institutions and in alternative contracts backed by high quality bonds and bond mutual funds owned by the Trust.

     In addition to the preceding funds, two other funds from earlier plans still exist (the Union Carbide Corp. Common Stock Fund and the Praxair Inc. Common Stock Fund). Participants may no longer invest their contributions in these funds or make transfers into these funds. Transfers out of these funds are still allowed. These funds seek to provide the potential for long-term growth through increases in the value of the common stock and income from dividends of Union Carbide Corporation and Praxair Incorporated. Dividends from both the Union Carbide Corp. Common Stock Fund and the Praxair Inc. Common Stock Fund are automatically reinvested in the UCAR Stable Value Fund.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     INVESTMENT  VALUATION AND INCOME  RECOGNITION

     Investments are reported at market value, based upon quoted market prices, except for the contracts with insurance companies within the UCAR Stable Value Fund. These contracts with insurance companies are carried at contract value since they are fully benefit-responsive (see note 7). Unrealized appreciation or depreciation of investments carried at market value is recognized currently in the financial statements. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATIONS

     Certain reclassifications have been made to the 1997 amounts in order to conform to the 1998 presentation.

(3)  FEDERAL INCOME TAXES

     On December 7, 1995, the Plan secured a favorable determination as a qualified plan under Section 401(a) of the Internal Revenue Code (IRC), and that the trust created under the Plan is exempt from Federal income tax under Section 501(a) of the IRC. This determination letter was applicable for amendments adopted on March 17, 1995. The Plan has been amended since March 17, 1995. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(4)  PLAN EXPENSES

     All costs and expenses, including transfer taxes and brokerage commissions incurred in connection with the sale of stock of Union Carbide Corp. or Praxair Inc. shall be deducted from the proceeds of such sale. Similar costs and expenses incurred in connection with the sale or purchase of stock in the UCAR International Inc. Common Stock Fund or UCAR International Inc. Discounted Common Stock Fund are charged to the applicable fund. For the year ended December 31, 1998, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan, except for certain loan origination fees and annual loan maintenance fees bore by the participants. For the year ended December 31, 1997, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan.

(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company reserves the right to amend, modify, suspend or terminate the Plan. In the event of Plan termination, participants would receive the full value of their accounts.

(6)  RELATED PARTY TRANSACTIONS

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

(7) INVESTMENT CONTRACTS WITH INSURANCE COMPANIES WITHIN THE UCAR STABLE VALUE FUND

     The following is a summary of investments in contracts with insurance companies at contract value within the UCAR Stable Value Fund at December 31, 1998 and 1997. Contract value represents original deposits under the contract credited with actual earnings and charged for expenses and withdrawals. Contract value approximates fair value.

                                                           1998         1997
                                                           ----         ----

     Metropolitan Life Insurance Company:
        Contract No. 13919, 7.84%, due 3/31/01....... $ 2,110,650   $ 2,327,756
     Transamerica Life Insurance:
        Contract No. GIC, 6.23%, due 10/01/01........   3,786,127     4,246,761
     Life of Virginia:
        Contract No. 2832, 8.14%, due 10/02/00.......   1,432,363     2,369,006
     The Protective Life Insurance Company:
        Contract No. 1, 6.05%, due 9/30/99...........     498,836     1,119,550
        Contract No. 916, 5.39%, due 3/31/00.........     845,602     1,429,378
     New York Life Insurance Company:
        Contract No. 06740, 5.70%, due 3/31/99.......   1,259,724     2,819,609
     Allstate Life Insurance Company:
        Contract No. 5618, 7.22%, due 10/01/01.......   3,296,804     3,671,148
     Principal Mutual:
        Contract No. 10081, 5.20%, due 10/02/00......   2,371,794     4,029,496
     CNA:
        Contract No. 12972, 7.12%, due 9/29/00.......   2,119,627     3,529,709
     Combined Insurance Company of America:
        Contract No. 1061, 6.45%, due 3/31/02........   2,642,517     2,959,570
     People Security Life:
        Contract No. 00614FR, 6.83%, due 10/01/01....   1,950,265     2,176,008
        Contract No. 00625FR, 6.94%, due 10/01/01....   1,955,643     2,179,376
     Sunamerica Life Insurance Co.:
        Contract No. 4677, 6.56%, due 3/31/02........   2,559,343     2,863,710
        Contract No. 4714, 7.12%, due 9/30/02........   1,931,749     2,148,537
     John Hancock:
        Contract No. 8910, 6.95%, due 09/30/02.......   3,919,728     4,367,291
                                                      -----------   -----------

      Total contracts with insurance companies....... $32,680,772   $42,236,905
                                                      ===========   ===========

     The crediting interest rates, shown above, are determined at the inception of the contracts. The average yield for contracts with investment companies was 6.7% and 6.6% for the years ended December 31, 1998 and 1997, respectively.

     At December 31, 1998 and 1997, the remainder of the UCAR Stable Value Fund is invested in the Vanguard Retirement Savings Trust which is a collective, commingled trust. The Plan owns 14,780,901 and 6,509,670 shares in the Trust at December 31, 1998 and 1997, respectively. As the above contracts with insurance companies expire and new monies are received, the funds will be invested in this Trust.

--------------------------------------------------------------------------------
                    Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

(8)  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The allocation of changes in net assets available for plan benefits for the year ended December 31, 1998 is as follows:

                                                                                PARTICIPANT DIRECTED
------------------------------------------------------------------------------------------------------------------------------------
                                                       Vanguard                   Vanguard
                             Vanguard      Vanguard  LifeStrategy    Vanguard  LifeStrategy   Vanguard      Vanguard     Vanguard
                            Windsor II    500 Index  Conservative    PRIMECAP     Moderate   LifeStrategy International LifeStrategy
                               Fund          Fund     Growth Fund      Fund     Growth Fund  Growth Fund   Growth Fund   Income Fund
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONS:

Contributions:
  Employer                 $    416,815  $    242,044  $    96,550  $    72,930  $    47,284  $    41,047  $    17,445  $     9,613
  Participant                 1,243,606       779,092      285,261      254,329      145,557      120,242       55,091       27,033
  Participant loan
    repayments                        -            67            -            -            -            -            -            -
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
                              1,660,421     1,021,203      381,811      327,259      192,841      161,289       72,536       36,646
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------

Investment income:
  Interest and dividend
    income, investments       2,137,311       250,187      266,107      106,763      103,462       45,490       20,194       53,517
  Interest income,
    participant loans                 -             -            -            -            -            -            -            -
  Net realized gain (loss)
    on sale of investments      335,749       323,082       84,857      (22,869)       5,052       (1,097)      (5,314)       2,383
  Net unrealized apprec.
    (deprec.) of investments    608,685     2,954,545      353,540      274,180      150,478       93,491       27,189       22,748
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
                              3,081,745     3,527,814      704,504      358,074      258,992      137,884       42,069       78,648
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------

Asset transfers in                    -             -            -            -            -            -            -            -
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
  Total additions             4,742,166     4,549,017    1,086,315      685,333      451,833      299,173      114,605      115,294
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------

DEDUCTIONS:

Payment of benefits             528,233       436,991      156,173       35,182       19,653        8,844        2,316        2,791
Participant loan
  withdrawals                   154,074        61,045       85,552        3,386       20,760       35,914            -           29
Other deductions                      -             -            -            -            -            -            -            -
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
  Total deductions              682,307       498,036      241,725       38,568       40,413       44,758        2,316        2,820
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------

Net increase (decrease)
  prior to interfund
  transfers                   4,059,859     4,050,981      844,590      646,765      411,420      254,415      112,289      112,474
Interfund transfers          (4,023,849)      147,918     (294,251)   2,299,013    2,029,398    1,074,275      961,064      945,251
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease)          36,010     4,198,899      550,339    2,945,778    2,440,818    1,328,690    1,073,353    1,057,725
Net assets available for
  plan benefits:
     Beginning of period     21,175,061    12,004,011    4,400,488            -            -            -            -            -
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
     End of period         $ 21,211,071  $ 16,202,910  $ 4,950,827  $ 2,945,778  $ 2,440,818  $ 1,328,690  $ 1,073,353  $ 1,057,725
                           ============  ============  ===========  ===========  ===========  ===========  ===========  ===========



                                                                                PARTICIPANT DIRECTED
------------------------------------------------------------------------------------------------------------------------------------
                              UAM ICM                                  Union
                               Small          UCAR         UCAR        Carbide      Praxair
                              Company        Common     Discounted     Common       Common     Participant  UCAR Stable
                             Portfolio     Stock Fund   Stock Fund   Stock Fund   Stock Fund      Loans     Value Fund      Total
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONS:

Contributions:
  Employer                 $     22,770  $     31,006  $   289,078  $         -  $         -  $         -  $   843,166  $ 2,129,748
  Participant                   107,166        88,559      566,853            -            -            -    2,477,749    6,150,538
  Participant loan
    repayments                        -             -            -            -            -   (2,151,092)   2,151,025            -
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
                                129,936       119,565      855,931            -            -   (2,151,092)   5,471,940    8,280,286
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------

Investment income:
  Interest and dividend
    income, investments          76,350             -            -            -            -            -      115,077    3,174,458
  Interest income,
    participant loans                 -             -            -            -            -      307,925            -      307,925
  Net realized gain (loss)
    on sale of investments      (30,707)     (975,934)     (75,046)      48,499       19,623            -      335,654       43,932
  Net unrealized apprec.
    (deprec.) of investments   (118,621)   (4,518,610)    (937,428)     (40,188)    (793,261)           -    2,417,308      494,056
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
                                (72,978)   (5,494,544)  (1,012,474)       8,311     (773,638)     307,925    2,868,039    4,020,371
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------

Asset transfers in                    -             -            -            -            -        5,352            -        5,352
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
  Total additions                56,958    (5,374,979)    (156,543)       8,311     (773,638)  (1,837,815)   8,339,979   12,306,009
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------

DEDUCTIONS:

  Payment of benefits             4,176       255,983       12,418      257,794      246,837      156,961    4,172,026    6,296,378
  Participant loan
    withdrawals                     224        20,046            -            -            -   (1,219,900)     838,870            -
  Other deductions                    -             -            -            -            -        2,083            -        2,083
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
    Total deductions              4,400       276,029       12,418      257,794      246,837   (1,060,856)   5,010,896    6,298,461
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------

Net increase (decrease)
  prior to interfund
  transfers                      52,558    (5,651,008)    (168,961)    (249,483) (1,020,475)     (776,959)   3,329,083    6,007,548
Interfund transfers           1,028,742     1,373,604     (247,204)    (248,311)   (276,547)            -   (4,769,103)           -
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease)       1,081,300    (4,277,404)    (416,165)    (497,794) (1,297,022)     (776,959)  (1,440,020)   6,007,548
Net assets available for
  plan benefits:
    Beginning of period               -    10,696,776    1,572,372    3,701,114   4,118,112     4,149,523   48,795,492  110,612,949
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------
     End of period         $  1,081,300  $  6,419,372  $ 1,156,207  $ 3,203,320  $ 2,821,090  $ 3,372,564  $47,355,472 $116,620,497
                           ------------  ------------  -----------  -----------  -----------  -----------  -----------  -----------

                                       11

--------------------------------------------------------------------------------
                    Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

(9) NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                                                          Vanguard                Vanguard
                                 Vanguard    Vanguard   LifeStrategy  Vanguard  LifeStrategy   Vanguard     Vanguard      Vanguard
                                Windsor II   500 Index  Conservative  PRIMECAP    Moderate   LifeStrategy International LifeStrategy
December 31, 1998                   Fund        Fund    Growth Fund     Fund    Growth Fund   Growth Fund  Growth Fund  Income Fund
------------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Investments:
  At fair value:
    Vanguard Windsor II Fund    $21,211,071 $         -  $        -  $        -  $        -   $        -    $        -   $        -
    Vanguard 500 Index Fund               -  16,202,910           -           -           -            -             -            -
    Vanguard Retirement Savings
      Trust                               -           -           -           -           -            -             -            -
    Vanguard Lifestrategy
      Conservative Growth Fund            -           -   4,950,827           -           -            -             -            -
    Vanguard PRIMECAP Fund                -           -           -   2,945,778           -            -             -            -
    Vanguard LifeStrategy
      Moderate Growth Fund                -           -           -           -   2,440,818            -             -            -
    Vanguard LifeStrategy
      Growth Fund                         -           -           -           -           -    1,328,690             -            -
    Vanguard International
      Growth Fund                         -           -           -           -           -            -     1,073,353            -
    Vanguard LifeStrategy
      Income Fund                         -           -           -           -           -            -             -    1,057,725
    UAM ICM Small Company
      Portfolio                           -           -           -           -           -            -             -            -
    UCAR International Inc.
      Common Stock                        -           -           -           -           -            -             -            -
    Union Carbide Corp.
      Common Stock                        -           -           -           -           -            -             -            -
    Praxair Inc. Common Stock             -           -           -           -           -            -             -            -

  At contract value:
    Contracts with insurance
      companies                           -           -           -
                                ----------- -----------  ----------  ----------  ----------   ----------    ----------   ----------
      Total Investments          21,211,071  16,202,910   4,950,827   2,945,778   2,440,818    1,328,690     1,073,353    1,057,725

Investment income receivable              -           -           -           -           -            -             -            -
Participant loans receivable              -           -           -           -           -            -             -            -
Cash and cash equivalents                 -           -           -           -           -            -             -            -
                                ----------- -----------  ----------  ----------  ----------   ----------    ----------   ----------
      Total assets               21,211,071  16,202,910   4,950,827   2,945,778   2,440,818    1,328,690     1,073,353    1,057,725

      Net assets available
        for plan benefits        21,211,071  16,202,910   4,950,827   2,945,778   2,440,818    1,328,690     1,073,353    1,057,725
                                =========== ===========  ==========  ==========  ==========   ==========    ==========   ==========



                                 UAM ICM                             Union
                                  Small      UCAR         UCAR      Carbide    Praxair                                     Total
                                 Company    Common     Discounted    Common     Common      Participant   UCAR Stable     Savings
December 31, 1998               Portfolio  Stock Fund  Stock Fund  Stock Fund  Stock Fund      Loans      Value Fund       Plan
------------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Investments:
  At fair value:
    Vanguard Windsor II Fund    $        - $        -  $        -  $        -  $        -   $        -    $         -   $ 21,211,071
    Vanguard 500 Index Fund              -          -           -           -           -            -              -     16,202,910
    Vanguard Retirement Savings
      Trust                              -          -           -           -           -            -     14,674,700     14,674,700
    Vanguard Lifestrategy
      Conservative Growth Fund           -          -           -           -           -            -              -      4,950,827
    Vanguard PRIMECAP Fund               -          -           -           -           -            -              -      2,945,778
    Vanguard LifeStrategy
      Moderate Growth Fund               -          -           -           -           -            -              -      2,440,818
    Vanguard LifeStrategy
      Growth Fund                        -          -           -           -           -            -              -      1,328,690
    Vanguard International
      Growth Fund                        -          -           -           -           -            -              -      1,073,353
    Vanguard LifeStrategy
      Income Fund                        -          -           -           -           -            -              -      1,057,725
    UAM ICM Small Company
      Portfolio                  1,081,300          -           -           -           -            -              -      1,081,300
    UCAR International Inc.
      Common Stock                       -  6,419,372   1,156,207           -           -            -              -      7,575,579
    Union Carbide Corp.
      Common Stock                       -          -           -   3,203,320           -            -              -      3,203,320
    Praxair Inc. Common Stock            -          -           -           -   2,821,090            -              -      2,821,090

  At contract value:
    Contracts with insurance
      companies                          -          -           -           -           -            -     32,680,772     32,680,772
                                ---------- ----------  ----------  ----------  ----------   ----------    -----------   ------------
        Total Investments        1,081,300  6,419,372   1,156,207   3,203,320   2,821,090            -     47,355,472    113,247,933

Investment income receivable             -          -           -           -           -            -              -              -
Participant loans receivable             -          -           -           -           -    3,372,564              -      3,372,564
Cash and cash equivalents                -          -           -           -           -            -              -              -
                                ---------- ----------  ----------  ----------  ----------   ----------    -----------   ------------
        Total assets             1,081,300  6,419,372   1,156,207   3,203,320   2,821,090    3,372,564     47,355,472    116,620,497

        Net assets available
          for plan benefits     $1,081,300 $6,419,372  $1,156,207  $3,203,320  $2,821,090   $3,372,564    $47,355,472   $116,620,497
                                ========== ==========  ==========  ==========  ==========   ==========    ===========   ============


--------------------------------------------------------------------------------
   Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

(9) NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                                                                               Vanguard
                                                     Vanguard     Vanguard    LifeStrategy    UCAR        UCAR
                                                    Windsor II    500 Index   Conservative   Common     Discounted
                 December 31, 1997                     Fund         Fund      Growth Fund  Stock Fund   Stock Fund
                                                    -----------  -----------   ----------  -----------  ----------
ASSETS:
Investments:
  At fair value:
    Vanguard Windsor II Fund                        $21,175,061  $         -   $        -  $         -  $        -
    Vanguard 500 Index Fund                                   -   12,004,011            -            -           -
    Vanguard Retirement Savings Trust                         -            -            -            -           -
    Vanguard Lifestrategy Conservative Growth Fund            -            -    4,400,488            -           -
    UCAR International Inc. Common Stock                      -            -            -   10,469,096   1,507,521
    Union Carbide Corp. Common Stock                          -            -            -            -           -
    Praxair Inc. Common Stock                                 -            -            -            -           -

  At contract value:
    Contracts with insurance companies                        -            -            -            -           -
                                                    -----------  -----------   ----------  -----------  ----------
      Total Investments                              21,175,061   12,004,011    4,400,488   10,469,096   1,507,521

Investment income receivable                                  -            -            -            -           -
Participant loans receivable                                  -            -            -            -           -
Cash and cash equivalents                                     -            -            -      227,680      64,851
                                                    -----------  -----------   ----------  -----------  ----------
      Total assets                                   21,175,061   12,004,011    4,400,488   10,696,776   1,572,372

      Net assets available for plan benefits        $21,175,061  $12,004,011   $4,400,488  $10,696,776  $1,572,372
                                                    ===========  ===========   ==========  ===========  ==========



                                                     Union
                                                    Carbide     Praxair                                 Total
                                                     Common     Common    Participant  UCAR Stable     Savings
                 December 31, 1997                 Stock Fund  Stock Fund     Loans    Value Fund       Plan
                                                   ----------  ----------  ----------  -----------  ------------
ASSETS:
Investments:
  At fair value:
    Vanguard Windsor II Fund                       $        -  $        -  $        -  $         -  $ 21,175,061
    Vanguard 500 Index Fund                                 -           -           -            -    12,004,011
    Vanguard Retirement Savings Trust                       -           -           -    6,509,670     6,509,670
    Vanguard Lifestrategy Conservative Growth Fund          -           -           -            -     4,400,488
    UCAR International Inc. Common Stock                    -           -           -            -    11,976,617
    Union Carbide Corp. Common Stock                3,701,114           -           -            -     3,701,114
    Praxair Inc. Common Stock                               -   4,118,112           -            -     4,118,112

  At contract value:
    Contracts with insurance companies                      -           -           -   42,236,905    42,236,905
                                                   ----------  ----------  ----------  -----------  ------------
      Total Investments                             3,701,114   4,118,112           -   48,746,575   106,121,978

Investment income receivable                                -           -                   48,917        48,917
Participant loans receivable                                -           -   4,149,523            -     4,149,523
Cash and cash equivalents                                   -           -           -            -       292,531
                                                   ----------  ----------  ----------  -----------  ------------
      Total assets                                  3,701,114   4,118,112   4,149,523   48,795,492   110,612,949

      Net assets available for plan benefits       $3,701,114  $4,118,112  $4,149,523  $48,795,492  $110,612,949
                                                   ==========  ==========  ==========  ===========  ============

                                       13

                                   SCHEDULE I


                            UCAR CARBON SAVINGS PLAN

           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998


                                                                         MARKET
                      DESCRIPTION                            COST         VALUE
   ---------------------------------------------------   ------------  ------------
*  Vanguard Windsor II Fund, 710,589 shares...........   $20,602,386   $ 21,211,071
*  Vanguard 500 Index Fund, 142,193 shares............    13,248,368     16,202,910
*  Vanguard LifeStrategy Conservative Growth Fund,
      336,562 shares..................................     4,597,288      4,950,827
*  Vanguard PRIMECAP Fund, 61,808 shares..............     2,671,598      2,945,778
*  Vanguard LifeStrategy Moderate Growth Fund,
      144,770 shares..................................     2,290,340      2,440,818
*  Vanguard LifeStrategy Growth Fund, 70,713 shares...     1,235,199      1,328,690
*  Vanguard International Growth Fund, 57,184 shares..     1,046,164      1,073,353
*  Vanguard LifeStrategy Income Fund, 80,009 shares...     1,034,977      1,057,725
*  UAM ICM Small Company Portfolio, 44,352 shares.....     1,199,920      1,081,300
*  UCAR International Inc. Common Stock, 360,386
      shares, par value $.01..........................     9,202,837      6,419,372
*  UCAR International Inc. Discounted Common Stock,
      64,909 shares, par value $.01...................     2,082,376      1,156,207
*  Union Carbide Corp. Common Stock, 75,372 shares,
      par value $1....................................       650,262      3,203,320
*  Praxair Inc. Common Stock, 80,031 shares, par
      value $.01......................................       971,609      2,821,090
*  UCAR Stable Value Fund.............................    44,938,226     47,355,472
*  Participant loans..................................     3,372,564      3,372,564
                                                         ------------  ------------
            Total.....................................   $109,144,114  $116,620,497
                                                         ============  ============



* - REPRESENTS PARTY-IN-INTEREST.

                                   SCHEDULE II


                            UCAR CARBON SAVINGS PLAN

                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                DECEMBER 31, 1998

                                                                                 EXPENSE      HISTORICAL   CURRENT VALUE
                          DESCRIPTION         PURCHASE      SELLING    LEASE   INCURRED WITH    COST OF     TRANSACTION      GAIN
PARTY INVOLVED             OF ASSETS            PRICE        PRICE     RENTAL   TRANSACTION     ASSETS          DATE        (LOSS)
------------------        -----------        -----------  -----------  ------  -------------  -----------  -------------  ----------

The Vanguard Group  Vanguard 500 Index Fund  $ 6,509,574  $         -  $   -      $   -       $ 6,509,574  $ 6,509,574    $       -
The Vanguard Group  Vanguard 500 Index Fund            -    5,588,301      -          -         5,265,821    5,588,301      322,480
                                             -----------  -----------  -----      -----       -----------  -----------    ---------
                                             $ 6,509,574  $ 5,588,301  $   -      $   -       $11,775,395  $12,097,875    $ 322,480

The Vanguard Group  Vanguard PRIMECAP Fund   $ 4,317,222  $         -  $   -      $   -       $ 4,317,222  $ 4,317,222    $       -
The Vanguard Group  Vanguard PRIMECAP Fund             -    1,622,755      -          -         1,645,624    1,622,755      (22,869)
                                             -----------  -----------  -----      -----       -----------  -----------    ---------
                                             $ 4,317,222  $ 1,622,755  $   -      $   -       $ 5,962,846  $ 5,939,977    $ (22,869)

The Vanguard Group  Vanguard Windsor II Fund $ 7,018,586  $         -  $   -      $   -       $ 7,018,586  $ 7,018,586    $       -
The Vanguard Group  Vanguard Windsor II Fund           -    7,927,010      -          -         7,591,877    7,927,010      335,133
                                             -----------  -----------  -----      -----       -----------  -----------    ---------
                                             $ 7,018,586  $ 7,927,010  $   -      $   -       $14,610,463  $14,945,596    $ 335,133

The Vanguard Group  UCAR Stable Value Fund   $16,961,655  $         -  $   -      $   -       $16,961,655  $16,961,655    $       -
The Vanguard Group  UCAR Stable Value Fund             -   21,154,640      -          -        20,822,869   21,154,640      331,771
                                             -----------  -----------  -----      -----       -----------  -----------    ---------
                                             $16,961,655  $21,154,640  $   -      $   -       $37,784,524  $38,116,295    $ 331,771

N/A                 UCAR Common Stock Fund   $ 6,603,055  $         -  $   -      $   -       $ 6,603,055  $ 6,603,055    $       -
N/A                 UCAR Common Stock Fund             -    5,385,914      -          -         6,140,745    5,385,914     (754,831)
                                             -----------  -----------  -----      -----       -----------  -----------    ---------
                                             $ 6,603,055  $ 5,385,914  $   -      $   -       $12,743,800  $11,988,969    $(754,831)



                          INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of the UCAR Carbon Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the UCAR Carbon Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG LLP


Nashville, Tennessee
June 18, 1999

                                    SIGNATURE



Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                      UCAR CARBON SAVINGS PLAN


Date:  June 28, 1999                             By: /S/  Corrado DeGasperis
                                                     ---------------------------
                                                     Corrado DeGasperis
                                                     Controller
                                                     Member of the Savings Plan
                                                       Administrative Committee